FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
STATEMENT ON RESOLVABILITY ASSESSMENT FRAMEWORK

HSBC Holdings plc (HSBC) has today released a public disclosure document regarding its preparedness for resolution, as required under the Bank of England's Resolvability Assessment Framework (RAF).

The disclosure summarises HSBC's progress to meet the three resolvability outcomes as set out in the RAF: 1) to have adequate financial resources in the context of resolution; 2) to be able to continue to do business through resolution and restructuring; and 3) to be able to coordinate and communicate effectively within the firm and with the authorities and markets so that resolution and subsequent restructuring are orderly.

Please click on the following link to view HSBC's public disclosure:
http://www.rns-pdf.londonstockexchange.com/rns/4479O_1-2022-6-10.pdf

HSBC's public disclosure can also be found at https://www.hsbc.com/investors/results-and-announcements/all-reporting

The Bank of England's resolvability assessment of major UK banks can be found at https://www.bankofengland.co.uk/financial-stability/Resolution/resolvability-assessment-framework/resolvability-assessment-of-major-uk-banks-2022.

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Investor enquiries to:

Greg Case                       +44 (0)7761048956                    greg.case@hsbc.com

Richard O'Connor          +44 (0)7909873681                    richard.j.oconnor@hsbc.com

Media enquiries to:
Gita Bartlett                   +44 (0)7796704281                    gita.bartlett@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$3,022bn at 31 March 2022, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 10 June 2022